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                          June 12, 2024

       Zaichang Ye
       Chief Executive Officer
       SunCar Technology Group Inc.
       Suite 209, No. 656 Lingshi Road
       Jing   an District, Shanghai, 200072

                                                        Re: SunCar Technology
Group Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed Jun 3, 2024
                                                            File No. 333-279916

       Dear Zaichang Ye:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services